                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2004

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F. [X] Form 40-F. [ ]

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes. [ ]        No. [X]

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

     China Southern Airlines Company Limited (the "Company") on November 15, 2004 published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning Notice of the Second Extraordinary General Meeting in 2004. The Company on November 15, 2004 distributed the Notice of Extraordinary General Meeting, Form of Proxy for Extraordinary General Meeting and Reply Slip in English and Chinese to its shareholders. A copy of the English announcement is included in this Form 6-K of the Company.

                              [Chinese Characters]
                    CHINA SOUTHERN AIRLINES COMPANY LIMITED

                 [CHINA SOUTHERN AIRLINES COMPANY LIMITED LOGO]
  (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

           NOTICE OF THE SECOND EXTRAORDINARY GENERAL MEETING IN 2004

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of China Southern Airlines Company Limited (the "Company") will be held at No. 278, Ji Chang Road, Guangzhou, Guangdong Province, the PRC on 31 December, 2004 at 9:00 a.m. for the purpose of considering and passing the following resolutions as ordinary resolutions:

                              ORDINARY RESOLUTIONS

(1) "THAT the entering into of the sale and purchase agreement dated 12 November, 2004, copy of which has been produced to this meeting marked "A" and initialed by the Chairman of this meeting for the purpose of identification, between China Southern Air Holding Company ("CSAHC"), China Northern Airlines Company ("Northern Airlines") and Xinjiang Airlines Company ("Xinjiang Airlines") as vendors and the Company as purchaser and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained, be and are hereby unconditionally approved."

(2) "THAT the entering into of the lease agreement dated 12 November, 2004, copy of which has been produced to this meeting marked "B" and initialed by the Chairman of this meeting for the purpose of identification, between the Company, CSAHC and Northern Airlines, and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained, be and are hereby unconditionally approved."

(3) "THAT the entering into of the lease agreement dated 12 November, 2004, copy of which has been produced to this meeting marked "C" and initialed by the Chairman of this meeting for the purpose of identification, between the Company, CSAHC and Xinjiang Airlines, and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained, be and are hereby unconditionally approved."

(4) "THAT the entering into of the lease agreement dated 12 November, 2004, copy of which has been produced to this meeting marked "D" and initialed by the Chairman of this meeting for the purpose of identification, between the Company and CSAHC, and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained, be and are hereby unconditionally approved."

(5) "THAT the entering into of the catering agreement dated 12 November, 2004, copy of which has been produced to this meeting marked "E" and initialed by the Chairman of this meeting for the purpose of identification, between the Company and China Southern Airlines Group Air Catering Company Limited, and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained, be and are hereby unconditionally approved."

(6) "THAT the entering into of the financial services agreement dated 12 November, 2004, copy of which has been produced to this meeting marked "F" and initialed by the Chairman of this meeting for the purpose of identification, between the Company and Southern Airlines Group Finance Company Limited, and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained, be and are hereby unconditionally approved."

(7) "THAT the proposed resignation of Mr. Wang Chang Shun as a director of the Company be and is hereby approved."

(8) "THAT the proposed election of Mr. Si Xian Min, as nominated by China Southern Air Holding Company in accordance with the Articles of Association of the Company, as a director of the fourth session of the Board of the Company (the biography of Mr. Si Xian Min is set out below) be and is hereby approved."

                                                By Order of the Board of
                                                       SU LIANG
                                                   Company Secretary

Guangzhou, the People's Republic of China
12 November, 2004

As at the date of this notice, the Directors of the Company include Yan Zhi Qing, Liu Ming Qi, Wang Chang Shun, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo and Wu Rong Nan as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

Notes:

1. PERSONS WHO ARE ENTITLED TO ATTEND THE EGM

   a. Holders of H shares of the Company who are registered with Hong Kong Registrars Limited, the registrar of H shares of the Company, at the close of trading in the afternoon of Tuesday, 30 November, 2004 ("Eligible Shareholders") or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 "Registration procedures for attending the EGM". Holders of A shares of the Company shall receive a notice separately.

   b.   The directors, supervisors and senior management of the Company.

   c. Representatives of the professional advisers hired by the Company and special guests invited by the board of directors of the Company.

2. REGISTRATION PROCEDURES FOR ATTENDING THE EGM

   a. Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before Friday, 10 December, 2004, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the EGM as Attachment A.

   b. When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarized copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

     c. Holders of H shares of the Company who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares of the Company, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at or before 4:00 p.m. on Tuesday, 30 November, 2004.

     d. The register of H shares of the Company will be closed from Wednesday, 1 December, 2004 to Thursday, 30 December, 2004 (both days inclusive), during which period no transfer of H shares will be registered.

3.   PROXIES

     a. An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a shareholder of the Company.

     b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for extraordinary general meeting, which is attached to the notice of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorization document(s) authorizing such attorney to appoint the proxy must be notarized.

     c. To be valid, the notarized power of attorney or other authorization document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time designated for the holding of the EGM.

4.   MISCELLANEOUS

     a. The EGM is expected to last for approximately one day. Eligible Shareholders who attend shall bear their own traveling and accommodation expenses.

     b.   The address of the headquarters of the Company is:

          1st Floor, No. 278 Ji Chang Road
          Guangzhou 510405, Guangdong Province
          People's Republic of China
          Telephone No.: (+86) 20-8612 4737
          Facsimile No.: (+86) 20-8665 9040
          Website: www.cs-air.com
          Contact persons: Su Liang and Lei Bin

     c. Pursuant to the Article 77 of the Articles of Association of the Company, at any general meeting of shareholders of the Company, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

          i. by the chairman of the meeting;

          ii. by at least two shareholders entitled to vote present in person or by proxy; or

          iii. by one or more shareholders present in person or by proxy and representing 10 per cent or more of all shares carrying the right to vote at the meeting.

          The demand for a poll may be withdrawn by the person who makes such demand.

5.   BRIEF BIOGRAPHY OF MR. SI XIAN MIN

     Mr. Si Xian Min, born in November 1957, graduated from No. 14 Aviation College as an aircraft piloting major with an associate's degree. A professional political tutor, he began his career in civil aviation in 1975. He has held positions as Deputy Director and Director of the political division of China Southern Airlines Henan Branch in 1992-1998 and Party Secretary and Vice president of Guizhou Airlines in 1998-2000. From 2000 to July 2003, Mr. Si served as Deputy Party Secretary of China Southern Airlines Company Limited. From 2002 to July 2003, he served concurrently as Secretary of the Disciplinary Department of China Southern Airlines Company Limited. He has been Party Secretary of China Northern Airlines since 2003.

     Mr. Si Xian Min has no interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) which is notifiable to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Securities and Futures Ordinance (including interests or short positions which are taken or deemed to have under such provisions of the Securities and Futures Ordinance) or required to be recorded in the register maintained by the Company pursuant to
     Section 352 of the Securities and Futures Ordinance or which is notifiable to the Company and The Stock Exchange of Hong Kong Limited pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies" in Schedule 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Further, save as disclosed, Mr. Si Xian Min is not connected with any directors, senior management, substantial shareholders or controlling shareholders of the Company.

                 [CHINA SOUTHERN AIRLINES COMPANY LIMITED LOGO]
               (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (Stock Code: 1055)




                                                                    ATTACHMENT A



                                   REPLY SLIP




TO: CHINA SOUTHERN AIRLINES COMPANY LIMITED (THE "COMPANY")


I/we intend to attend (in person/by proxy)(1) the Extraordinary General Meeting of the Company to be held on December 31, 2004.


Name(2)
______________________________________________________________________________
Number of ordinary shares
registered in my name(3)
______________________________________________________________________________
Identity card/passport number(1,4)
______________________________________________________________________________
Share account number
______________________________________________________________________________
Mailing address
______________________________________________________________________________
Telephone number
______________________________________________________________________________




Signature(5):______________________          Date:______________________2004



Notes:

1.  Please delete the option which is not applicable.

2. Please insert your full name in both English and Chinese in block capital letters.

3.  Please attach a photocopy of proof of ownership of your shares.

4.  Please attach a photocopy of your identity card/passport.

5. This reply slip must be signed by the registered shareholder. If the registered shareholder is a company or an organization, then this reply slip must be sealed with the common seal of such company or organization or under hand by any director or agent duly appointed by such company or organization.

                 [CHINA SOUTHERN AIRLINES COMPANY LIMITED LOGO]
  (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

                                                                    ATTACHMENT B

                                    The number of H Shares to which     ________
                                    this proxy form relates(1)          ________

                 FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

I/We(2), ____________________________ , holder of share account number _______
_________________________, residing at(2) ______________________________, being the registered holder of(3)___________________________ ordinary shares of China Southern Airlines Company Limited (the "Company"), HEREBY APPOINT(4)__________, residing at ________________________________, as my/our proxy/proxies to attend on my/our behalf the Extraordinary General Meeting ("EGM") of the Company to be held at the headquarters of the Company at No. 278 Ji Chang Road, Guangzhou, Guangdong Province, the PRC at 9:00 a.m., on December 31, 2004 and to act and vote on my/our behalf at the EGM in respect of the resolutions listed below, in accordance with my/our instructions below(5).

                                ORDINARY RESOLUTIONS(5)                                  FOR           AGAINST
1.  To consider and approve the entering into of the sale and purchase agreement dated 12 November, 2004 between China Southern Air Holding
    Company ("CSAHC"), China Northern Airlines Company ("Northern Airlines")
    and Xinjiang Airlines Company ("Xinjiang Airlines") as vendors and the
    Company as purchaser and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained(6).

2.  To consider and approve the entering into of the lease agreement dated 12
    November, 2004 between the Company, CSAHC and Northern Airlines, and the transactions contemplated thereunder, subject to the conditions therein contained(6).

3.  To consider and approve the entering into of the lease agreement dated 12
    November, 2004 between the Company, CSAHC and Xinjiang Airlines, and the transactions contemplated thereunder, subject to the conditions therein contained(6).

4.  To consider and approve the entering into of the lease agreement dated 12
    November, 2004 between the Company and CSAHC, and the transactions contemplated thereunder, subject to the conditions therein contained(6).

5.  To consider and approve the entering into of the catering agreement dated
    12 November, 2004 between the Company and China Southern Airlines Group
    Air Catering Company Limited, and the transactions contemplated thereunder, subject to the conditions therein contained(6).

6. To consider and approve the entering into of the financial services agreement dated 12 November, 2004 between the Company and Southern
    Airlines Group Finance Company Limited, and the transactions contemplated thereunder, upon the terms and subject to the conditions therein contained(6).

7. To consider and approve the proposed resignation of Mr. Wang Chang Shun as a director of the Company.

8. To consider and approve the proposed election of Mr. Si Xian Min, as nominated by CSAHC in accordance with the Articles of Association of the Company, as a director of the fourth session of the Board of the Company(6).

Signature(6):____________________                   Date: __________________2004

Notes:

1. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2. Please insert your name(s) and address(es) (as shown in the register of members) in block capital(s).

3. Please insert the number of all the shares in the Company registered in your name(s).

4. If no person is appointed as proxy, the Chairman of the EGM will be deemed to have been appointed by you as your proxy.

5. If you wish to vote for any of the resolutions, please insert a "X" in the box marked "FOR" or if you wish to vote against any of the resolutions, please insert a "X" in the box marked "AGAINST". If no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit.

6. For further details, please refer to the circular of the Company in relation to the very substantial acquisition and connected transactions dated November 12, 2004.

7. This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorized in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.

8. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarized copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time designated for the holding of the EGM.

9. A proxy, on behalf of the shareholder, attending EGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarized copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

10. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to Hong Kong Registrars Limited pursuant to Note 8; and the other copy shall be produced upon the EGM by the proxy of the shareholder pursuant to Note 9.

11. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned EGM should you so wish.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED

                                         By        /s/   Su Liang
                                           -------------------------------------
                                            Name:  Su Liang
                                            Title: Company Secretary

Date: November 19, 2004